UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-38813

Highest Performances Holdings Inc.

12F, Block B, Longhu Xicheng Tianjie
No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu
Sichuan Province, People’s Republic of China
Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Change of Board of Directors

On January 24, 2025, the board of directors of Highest Performances Holdings Inc. (the “Company”) (the “Board”) has been notified by Mr. Yinan Hu, Mr. Lihong Zhai and Ms. Min Zhou of their resignation from their respective roles in the Board. On January 27, 2025, Mr. Yong Ren notified the Company of his resignation as a director.

Mr. Yinan Hu has resigned as a director and vice-chairman of the Company, Mr. Lihong Zhai has resigned as an independent director, chairman of the audit committee and a member of compensation committee and nominating and governance committee of the Company, and Ms. Min Zhou has resigned as an independent director, chairman of the nominating and governance committee and a member of compensation committee and audit committee of the Company, effective from January 24, 2025.

Mr. Yong Ren has resigned as a director of the Company, effective from January 27, 2025.

Mr. Hu, Mr. Ren, Mr. Zhai and Ms. Zhou have respectively advised that their resignations were due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancies, on January 24, 2025, the Board appointed Ms. Min Zhou, formerly an independent director, to serve as a director and vice-chairperson of the Company, effective immediately. Additionally, Mr. Ziming Huang and Mr. Kwan Pui Chui were appointed as independent directors of the Company, effective immediately. Mr. Huang will act as the chairperson of the audit committee and a member of the compensation committee and the nominating and governance committee. Mr. Chui will act as the chairperson of the nominating and governance committee and a member of the compensation committee and the audit committee of the Company.

The following is the biographical information of Mr. Ziming Huang.

Mr. Ziming Huang graduated from the School of Accounting at Southwestern University of Finance and Economics in 2008. After completing his undergraduate studies, he joined Shenzhen Tianjian (Group) Co., Ltd. At Tianjian Group, he began his career as a financial budget officer and gradually progressed to become a cost accounting clerk, tax supervisor, and accounting supervisor, eventually taking on the role of project leader. During this period, he not only accumulated rich experience in financial management but also gained in-depth mastery of core business skills such as fund management, tax planning, and financial accounting. Mr. Huang has obtained the qualification certificates of Certified Tax Consultant and Intermediate Accountant. With 16 years of experience in finance-related work, he has built profound professional expertise and practical experience.

The following is the biographical information of Mr. Kwan Pui Chui.

Mr. Kwan Pui Chui is currently a lawyer at Fujian Shuangding Law Office. Prior to this, he served, with his last role, as a registered foreign lawyer in the corporate finance practice group at Deacons from 2019 to 2024, responsible for general corporate finance matters and IPO projects. He received a Master of Law Degree from City University of Hong Kong in 2019 and a Bachelor of Law Degree in Xiamen University in 2018. He had obtained the PRC lawyer license in 2023.

Change of Management

In addition to resignation from the Board, Mr. Yinan Hu will also resign from his role as chief executive officer of the Company, effective from January 24, 2025.

To fill in the vacancy created by the resignation of Mr. Yinan Hu, the Board appointed Ms. Min Zhou to serve as the chief executive officer of the Company, effective from January 24, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Highest Performances Holdings Inc.
Date: January 27, 2025
	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairman of the Board, Chief Executive Officer

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